UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

In March 2023, Sanofi published the press releases attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4 which are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release dated March 16, 2023: Sanofi cuts U.S. list price of Lantus®, its most-prescribed insulin, by 78% and caps out-of-pocket Lantus costs at $35 for all patients with commercial insurance

Exhibit 99.2	Press Release dated March 18, 2023: Dupixent® (dupilumab) late-breaking data at AAD show significant improvements in signs and symptoms of moderate-to-severe atopic hand and foot dermatitis

Exhibit 99.3	Press Release dated March 21, 2023: Dupixent® (dupilumab) approved by European Commission as first and only targeted medicine for children as young as six months old with severe atopic dermatitis

Exhibit 99.4	Press Release dated March 23, 2023: Dupixent® demonstrates potential to become first biologic to treat COPD by showing significant reduction in exacerbations in pivotal trial

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 23, 2023		SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger
Title: Head of Securities Law and Capital Markets

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